MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2015

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

The following management’s discussion and analysis ("MD&A"), which is dated as of March 28, 2016, provides a review of the activities, results of operations and financial condition of Banro Corporation (“Banro” or the "Company") as at and for the year ended December 31, 2015 as well as an outlook for the Company based on a defined strategy. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company as at and for the years ended December 31, 2015 and December 31, 2014 (the “Annual Financial Statements”). All dollar amounts in this MD&A are expressed in thousands of dollars and, unless otherwise specified, in United States dollars (the Company’s financial statements are prepared in United States dollars). All share, share option and warrant amounts (except per share amounts) are presented in thousands. Additional information relating to the Company, including the Company’s annual information form dated March 28, 2016, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FORWARD–LOOKING STATEMENTS

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of costs, cash flows, future gold production (including the timing thereof), Mineral Resource and Mineral Reserve estimates, potential mineralization, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects, failure to establish estimated Mineral Resources or Mineral Reserves (the Company’s Mineral Resource and Mineral Reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), uncertainties relating to the availability and costs of financing needed in the future, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company’s activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 28, 2016 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

CONTENT

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

CORE BUSINESS

Banro is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production on September 1, 2012, and the ramp up to full production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. The Company also undertakes exploration activities at its DRC properties with the objective of delineating additional mineral resources. As well, the Company’s DRC subsidiary, Banro Congo Mining SA, holds title to 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties, covering an area of 2,638 square kilometers. All business activities are followed in a socially and environmentally responsible manner.

For the purpose of this MD&A, cash costs, all-in-sustaining costs, gold margin and EBITDA are non-International Financial Reporting Standards measures (“Non-IFRS”). Refer to the Non-IFRS Measures section of this MD&A for additional information.

2015 HIGHLIGHTS

(I) FINANCIAL

The table below provides a summary of financial and operating results for the three month periods and years ended December 31, 2015 and 2014:

	Q4 2015	Q4 2014	Change %	2015	2014	Change %
Selected Financial Data
Revenues	34,606	35,178	(2%)	156,710)	125,436	25%
Total mine operating expenses[1]	(25,232)	(24,782)	2%	(100,665	(96,045)	5%
Gross earnings from operations	9,374	10,396	(10%)	56,045	29,391	91%
Net (loss)/income before impairment charge[2]	(8,346)	272	(3,168%)	10,757	320	3,262%
Net (loss)/income	(19,446)	272	(7,249%)	(73,543)	320	(23,082%)
Basic net (loss)/earnings per share ($/share)	(0.08)	0.00	(100%)	(0.29)	0.00	(100%)
Key Operating Statistics
Average gold price received ($/oz)	1,106	1,202	(8%)	1,157	1,239	(7%)
Gold sales (oz)	31,303	29,264	7%	135,391	101,225	34%
Gold production (oz)	30,440	29,445	3%	135,532	98,184	38%
All-in sustaining cost per ounce ($/oz)	745	689	8%	657	781	(16%)
Cash cost per ounce ($/oz)	601	592	2%	553	683	(19%)
Gold margin ($/oz)	505	610	(17%)	604	556	9%
Financial Position
Cash and cash equivalents	2,262	1,002		2,262	1,002
Gold bullion inventory at market value[3]	2,398	2,834		2,398	2,834
Total assets	871,731	887,482		871,731	887,482
Long term debt	168,127	200,921		168,127	200,921

(1) Includes depletion and depreciation.

(2) This is a Non-IFRS measure adjusting Net loss for impairment charges of $11,100 and $84,300 recognized in Q4 2015 and for the year ended December 31, 2015, respectively. Refer to the Namoya – Mine Under Construction section below for additional information.

(3) This represents 2,262 ounces of gold bullion inventory shown at the December 31, 2015 closing market price of $1,060 per ounce of gold.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

•

Revenues for the year ended December 31, 2015 were $156,710, a 25% increase compared to the prior year of $125,436. During 2015, ounces of gold sold increased by 34% to 135,391 ounces compared to sales of 101,255 ounces during 2014 due to increased production. The average gold price per ounce sold during 2015 was $1,157 compared to an average price of $1,239 per ounce obtained during 2014. Revenues for the fourth quarter of 2015 were $34,606 compared with revenue of $35,178 for the fourth quarter of 2014, due to lower market prices partially offset by higher ounces sold.

•

Mine operating expenses, including depletion and depreciation, for the year ended December 31, 2015 were $100,665 compared to the prior year of $96,045. The cost increase was a reflection of increased milling throughput of 26%, for a total of 1,714,593 tonnes, being 101% of design capacity, partially offset by lower tonnes mined of 9% and lower depreciation as a result of the extension in the life of the mine declared during the second quarter of 2015. Mine operating expenses during the fourth quarter of 2015 were consistent with the fourth quarter of 2014, as increased throughput was offset by lower tonnes mined.

•

Gross earnings from operations for the year ended December 31, 2015 was $56,045, compared to $29,391 for 2014. The 25% higher gold sales with only a corresponding 5% increase in mine operating expenses translated into an increase of 91% in gross earnings from operations and a gross margin of 36% compared to 23% in fiscal 2014. Gross earnings from operations in the fourth quarter of 2015 decreased 10% from the fourth quarter of 2014 as a result of lower revenues per ounce partially offset by increased ounces sold.

•

Cash costs per ounce on a sales basis for 2015 were $553 per ounce of gold, a 19% decline from $683 per ounce of gold in 2014. Cash costs for 2015 were lower than the prior year mainly due to increased plant productivity at Twangiza and cost benefits from lower diesel prices. Throughout 2015, Twangiza maintained steady state production levels, providing a stable base for incremental improvements going forward. Cash costs per ounce of $601 for the fourth quarter of 2015 were slightly higher than the fourth quarter of 2014 at $592.

•

All-in sustaining costs declined in 2015 to $657 per ounce (compared to $781 per ounce of gold for 2014) driven by lower cash costs and lower levels of sustaining capital expenditures per ounce. All-in sustaining costs for the fourth quarter of 2015 increased to $745 per ounce compared to $689 per ounce in the fourth quarter of 2014, mainly from higher sustaining capital from increased construction activity on the Tailings Management Facility (“TMF”) during the quarter.

•

In February 2016, the Company closed financing transactions for gross proceeds totaling $98.75 million (refer to subsequent events below). With the completion of these transactions, the Company extinguished certain gold forward sale agreements entered into in February and April 2015 for approximately $31.8 million and deposited $26.23 million with the trustee for the payment of interest on the Company’s senior notes until their maturity in March 2017.

(II) OPERATIONAL – TWANGIZA

•	During 2015, Twangiza was loss time injury (“LTI”) free, achieving over 10 million LTI free hours.

•

During 2015, the plant at the Twangiza Mine processed 1,714,593 tonnes of ore (compared to 1,358,726 tonnes during 2014) achieving 101% of the design capacity. The design capacity of 1.7 million tonnes per annum (“Mtpa”) was based on the processing of oxide material, while Twangiza’s processing achievement includes the continued processing of harder non-oxide material. Ore was processed during 2015 at an indicated head grade of 3.03g/t Au (compared to 2.70 g/t Au during 2014) with a recovery rate of 80.9% (compared to 83.0% during 2014) to produce 135,532 (compared to 98,184 during 2014) ounces of gold.

•	The Twangiza plant processing capabilities with respect to non-oxide material led to a 59% increase in mineral reserves (see Banro’s June 8, 2015 press release).

•

Throughout the year, site management focused on the delivery of incremental operational efficiencies including working to optimize mining operations for the delivery of oxide and non-oxide material for blended processing as well as the subsequent process of processing the blended feed.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

(III) MINE UNDER CONSTRUCTION – NAMOYA

•	Namoya declared commercial production effective January 1, 2016.

Mine Under Construction – Investment	2015	Change	2014
	($000’s)	(%)	($000’s)
Mine development expenditures	111,372	(13%)	98,742
Pre-commercial production revenue	(53,318)	144%	(21,867)
Net expenditures	58,054	(24%)	76,875
Impairment[1]	(84,300)	100%	–
Balance as at December 31	388,012	(6%)	414,258

(1) Refer to the Namoya – Mine Under Construction section below for additional information.

•	During 2015, the Namoya Mine produced 47,837 ounces of gold from a total of 1,416,179 tonnes of ore, stacked and sprayed on the heap leach pads, at an indicated head grade of 1.88 g/t Au.

•

During the first two quarters of 2015, Namoya implemented a number of process design changes which converted the hybrid CIL/heap leach circuit into an agglomerated heap leach. Following the commissioning of the agglomeration drum in the first quarter of 2015, Namoya implemented process upgrades to increase throughput and stacking capabilities which came online in stages from late in the second quarter to the end of the year. These upgrades led to daily stacking rates that incrementally increased and stabilized; however, the utilization of the processed circuit in the second half of the year was restricted due to the lack of ore delivery from mining operations. This led to stacked ore volumes being supplemented by low grade ore stockpile material which decreased the average head grade of ore stacked.

•

Ore delivery from mining operations in the third quarter was adversely impacted by low excavator availability. Excavator availability improved in September with the commissioning of the first component of the larger mining fleet. The remainder of the larger mining fleet, the CAT 777s, were commissioned in phases throughout November with the full mine fleet operational in early December. The commissioning of the larger mining fleet has contributed to improving mining productivity, representing the final step toward Namoya operating in a manner consistent with management expectations.

(IV) EXPLORATION

•

During the second half of 2015, exploration activities increased with near mine exploration drilling at Namoya. High grade drill results intersecting significant mineralization were declared from the first stage of the follow up drill program at the Namoya Summit footwall zone which borders the Filon B target (see Banro’s September 18, 2015 press release). In addition, further high grade results from the second phase of the program resulted in the discovery of new mineralization at the Namoya hanging wall area and Filon C in the north eastern and eastern reaches of the summit (see Banro’s February 24, 2016 press release).

•

Throughout 2015, as the Company focused on the development at Namoya and incremental operational achievements at Twangiza, exploration activities were limited to near mine resource development at Twangiza and Namoya together with low level exploration and ground maintenance activities in the Twangiza Regional, Kamituga, Lugushwa and Namoya Regional projects.

(V) CORPORATE DEVELOPMENT

•

In February 2015, the Company signed definitive agreements for two gold forward sale transactions relating to the Twangiza mine and a gold streaming transaction relating to the Namoya mine, providing total gross proceeds to the Company of $90 million. Each of the two forward sale transactions provided for the prepayment by the purchaser of $20 million for its purchase of 22,248 ounces of gold from the Twangiza mine, with the gold deliverable over three years, at 618 ounces per month. The first $20 million forward sale closed on February 27, 2015 and the second $20 million forward sale closed on April 30, 2015. The terms of the forward sales provide that they may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 20%. The terms of the forward sales also included a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,100 per ounce for that month. The Namoya streaming transaction, which closed on April 30, 2015, provided for the payment by the purchaser of a deposit in the amount of $50 million and the delivery to the purchaser over time of 8.33% of the life-of-mine gold production from the Namoya mine (or any other projects located within 20 kilometres from the current Namoya gold mine). The ongoing payments to Namoya upon delivery of the gold are $150 per ounce.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

•

In May 2015, the Company closed a $10 million forward sale to finance the purchase of the expanded mobile fleet. The forward sale transaction provided for the prepayment by the purchaser of $10 million for its purchase of 9,508 ounces of gold from the Twangiza mine, with the gold deliverable over two years, at 396 ounces per month. The forward sale may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 13%. The terms also include a gold floor price mechanism whereby, if the gold price falls below $1,150 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,150 per ounce for that month.

•

In September 2015, the Company closed a new $9 million loan facility with an existing lender, Banque Commerciale du Congo ("BCDC"), following repayments of the previous $10 million credit facility with BCDC which is now extinguished, as well as repayments of other existing facilities with DRC banks. The loan facility is for a term of 22 months, bears interest of 9.5% per annum and is repayable over 19 months starting in January 2016. In November 2015, the Company drew down an additional $2.5 million facility in connection with the $9 million loan facility.

•

In September 2015, the Company closed a $7 million gold forward sale transaction. The forward sale transaction provides for the prepayment by the purchaser of $7 million for its purchase of 8,481 ounces of gold from the Twangiza mine, with the gold deliverable over 33 months, at 257 ounces per month beginning January 2016. The forward sale may be terminated at any time upon payment to the purchaser of a one-time termination amount. The terms of the forward sale also include a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,100 per ounce for that month.

•

In December 2015, the Company signed definitive agreements with Resource FinanceWorks (“RFW”) (through its affiliate RFW Banro Investments Limited (“RFWB”)) and with funds managed by Gramercy Funds Management LLC (“Gramercy”) for an equity private placement, a term loan facility, and a gold streaming transaction relating to the Twangiza mine, providing total gross proceeds to the Company of $98.75 million. RFW manages the Baiyin Stream Partnership I, LP, a mining investment fund through which the investment has been made, and which is led by the Baiyin Nonferrous Group Co., Ltd., a strategic Chinese mining group based in Gansu, China. The equity placement and gold streaming transaction are transacted solely with RFW, while the term loan transaction is with RFW and Gramercy. The closing of these transactions was subject to certain conditions including certain regulatory approvals.

•

The Company elected not to declare the September and December 2015 dividends on the gold-linked preference/preferred shares issued in 2013. The accrued amount in respect of these dividends was $1,875 as at December 31, 2015.

(VI) SUBSEQUENT EVENTS

•

Effective January 1, 2016, commercial production was declared for the Namoya Mine. The continuing progress at Namoya over the fourth quarter of 2015, in particular the sustained production achieved during December when the full fleet was operational, indicated that Namoya was capable of operating in a manner consistent with management expectations.

•

In February 2016, the Company closed the $67.5 million gold streaming transaction relating to the Twangiza mine (the “Twangiza Transaction”) with RFWB, the $22.5 million term loan funded by RFWB and Gramercy, and the $8.75 million equity private placement to RFWB. With the closing of these transactions, the Company defeased the remaining three interest payments under the Senior Notes

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

•

The Twangiza Transaction provided for the payment by the purchaser of a deposit in the amount of US$67.5 million and the delivery to the purchaser over time of a certain percentage (the “Entitlement Percentage”) of the life-of- mine gold production (effective January 1, 2016) from the Twangiza mine, or any other projects located within 20 kilometres from the current Twangiza gold mine, based on the gold price at the time of delivery. The Entitlement Percentage is 11% based on a gold price between $1,150 and $1,500 per ounce, 12.5% based on a gold price of less than $1,150 per ounce, and 9.5% based on a gold price greater than $1,500 per ounce. When total gold production from the Twangiza mine has reached 1.14 million ounces from the commencement of the stream, the Entitlement Percentages above will be reduced by 50%. The ongoing payments by the purchaser to Twangiza upon delivery of the gold are $150 per ounce. At any time after the third anniversary of the closing of the Twangiza Transaction, Twangiza may, at its discretion, terminate the stream by paying to the purchaser in cash a buyback price equal to an amount which would result in the purchaser achieving an implied internal rate of return of 17.5% on the cash flows arising from the stream during the period from the closing of the Twangiza Transaction to the date that is 12 months following the date of payment of the buyback price.

•

The term loan facility represents a loan of $22.5 million with an initial maturity date of November 30, 2016, but which may be extended until November 30, 2020 provided certain financial tests are met. The facility bears interest at a rate of 8.5% per annum for the first two years of the term and then at a rate of the 3 month LIBOR rate plus 8.0% for the last two years of the term, with the interest payable quarterly and the principal repayable in full at the end of the term of the facility. The loan may be prepaid at any time without penalty. At any time following the second anniversary of the loan, the lenders may require repayment. Banro has issued to the lenders a total of 10 million common share purchase warrants (“Warrants”) of Banro (5 million Warrants each to RFWB and to Gramercy in proportion to their advance of the term loan), with each such Warrant entitling the holder to purchase one common share of Banro at a price of $0.2275 for a period of three years.

•

Under the private placement transaction, Banro issued 50,000,000 common shares and 2.5 million Warrants to RFWB, for total gross proceeds to the Company of $8.75 million. These Warrants have the same terms as the Warrants issued under the term loan transaction as set forth above. RFWB holds approximately 16.6% of the outstanding common shares of Banro following completion of this private placement. For so long as RFWB holds at least 10% of the outstanding common shares of Banro, RFWB has the right to nominate one person for election to the Banro board of directors at the annual shareholders meeting.

•

In February 2016, concurrent with the closing of the above transactions, RFWB purchased from Gramercy $40 million of the outstanding Banro senior secured notes issued by Banro on March 2, 2012 and US$20 million of the outstanding preferred shares issued by subsidiaries of Banro on February 28, 2014.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

OUTLOOK

Banro Guidance	2016
Twangiza (oz), full year	110,000 to 120,000
Namoya (oz), full year	100,000 to 110,000
Consolidated (oz), full year	210,000 to 230,000

Cash cost per ounce ($US/oz)	700 to 800

For 2016 the Company expects annual gold production from both Twangiza and Namoya to total 210,000 to 230,000 ounces with the production weighted at approximately 40% in H1 and 60% in H2. At this production level, the Company expects consolidated cash costs in the range of $700 to $800 per ounce with cash costs in the higher range in H1 and falling below the lower range in H2, consistent with production volumes. The site all-in sustaining costs are expected to be in the range of $800 to $900 per ounce with the consolidated all-in sustaining costs in the range of $875 to $950 per ounce.

In consideration of current gold prices and the Company’s intent to operate the two existing mines to their maximum potential, the Company has developed several key objectives for 2016. These objectives are aimed at increasing gold production while containing costs, and increasing the Company’s quality of Mineral Resources to potentially improve the medium term economics of the mines. These objectives include:

•	Ramp up to steady production at Namoya with a focus on the heap leach operations and improve the quality of heap leach material processed.
•	Implement the fine crushing expansion project at Twangiza while continuing to optimize the plant and rationalize costs.
•	Progress the new TMF at Twangiza to support the increased mine life of the operation and reduce the overall cost of tailings disposal for Twangiza.
•	Focusing exploration initiatives on completing additional delineation for the Namoya resource and defining the resources on the newly discovered Namoya Summit hanging wall and Filon C mineralized zones.

The Company’s capital expenditure forecast for 2016 as compared to 2015 is set out below:

Banro Guidance	2016	Change	2015
	($000s)	(%)	($000s)
Twangiza Mine	24,000	38%	17,418
Namoya Mine[1]	8,000	(94%)	127,560

1 Namoya 2015 capital reflects gross development spending inclusive of plant and equipment

Twangiza capital expenditures forecast for 2016 consist primarily of sustaining capital, including the continued construction of the TMF and additions to excavator and drilling equipment. The expansion capital expenditures for Twangiza in 2016 consist of the fine crusher expansion project and the early works for the new TMF project. The capital expenditures for Twangiza in 2015 consisted mainly of sustaining capital relating to the construction of the TMF, and upgrades to the mobile fleet.

Namoya capital expenditures forecast for 2016 consists primarily of the extension of the heap leach pad and additions to mining auxiliary equipment. The capital expenditures for Namoya in 2015 consisted of project capital to complete the modifications to an agglomerated heap leach as well as the purchase of the larger mining fleet that was intended to be provided through contractor mining operations.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

TWANGIZA MINE

Twangiza’s efforts in 2015 were focused on increasing throughput and gold production at the processing plant. This was achieved through the successful blending of non-oxide material at increasing levels with oxide material. This initiative was accompanied by test trials, to further evaluate potential expansion opportunities at the process plant. In 2016, efforts have shifted to increasing production by expanding the crushing capacity to debottleneck the capacity in the milling area of the process plant.

TWANGIZA MINE	Q4 2015	Q4 2014	Prior Year	2015	2014	Prior Year
			Change %			Change %
Gold sales (oz)	31,303	29,264	7%	135,391	101,225	34%
Gold produced (oz)	30,440	29,445	3%	135,532	98,184	38%
Material mined (t)	831,135	969,062	(14%)	3,284,874	3,595,645	(9%)
Ore mined (t)[1]	427,331	556,856	(23%)	2,061,730	1,927,744	7%
Valley fill mined (t)	-	-	(100%)	-	49,854	(100%)
Waste mined (t)	403,804	412,206	(2%)	1,223,144	1,618,047	(24%)
Strip ratio (t:t)[2]	0.94	0.74	27%	0.59	0.84	(30%)
Ore milled (t)[1]	415,509	370,882	12%	1,714,593	1,358,726	26%
Head grade (g/t Au)[3]	2.82	3.01	(6%)	3.03	2.70	12%
Recovery (%)	81.00	81.40	(0%)	80.90	83.00	(3%)
Cash cost per ounce ($US/oz)	601	592	2%	553	683	(19%)

(1) The difference between ore mined and ore milled is, generally, the result of the stockpiling of lower grade ore.

(2) Strip ratio is calculated as waste mined divided by ore mined.

(3) Head grade refers to the indicated grade of ore milled.

Twangiza’s mining operations benefited from the increased available ore reserves which converted non-oxide material within pre-existing mine plan from resource to reserve. This allowed for the operation to deliver ore at a reduced strip ratio which led to total tonnes mined decreasing about 9% from 2014. The Twangiza process plant operated as planned, achieving a full year of throughput for 1.714 Mtpa, that was above the design capacity of 1.7 Mtpa, and representing an increase of 26% over fiscal 2014 (1.358 Mtpa). The combination of higher grade ore availability and the increased performance of the plant allowed Twangiza to produce more gold than planned driving cash costs down 19% to $553 per ounce compared to 2014.

Gross spending and unit costs for 2015 full year and quarterly breakdown are as follows:

Mine Operating Costs	($000s)					Cost per tonne Milled ($/t)
	2015	Q4 2015	Q3 2015	Q2 2015	Q1 2015	2015	Q4 2015	Q3 2015	Q2 2015	Q1 2015
Mining Costs	16,266	3,665	3,603	4,495	4,503	9.5	8.8	8.2	10.5	10.5
Processing Costs	38,152	9,007	10,214	9,252	9,679	22.3	21.7	23.1	21.6	22.6
Overhead	20,866	5,871	4,771	5,269	4,955	12.2	14.1	10.8	12.3	11.6
Inventory Adjustments	(367)	273	(1,325)	1,927	(1,242)	(0.2)	0.7	(3.0)	4.5	(2.9)
Total mine operating cost	74,917	18,816	17,263	20,943	17,895	43.8	45.3	39.1	48.9	41.8
Total tonnes milled (tonnes)	1,714,593	415,509	441,579	428,661	428,844

Gross spending costs for fourth quarter were in line with management expectations and the gross mine operating costs reflect the higher mill throughput where processing costs increased 9% year over year. On a unit basis, the cost per tonne milled reduced 14% from $50.9 in 2014 to $43.8, primarily due to the 26% increase in tonnes milled and lower diesel unit costs from the prior year.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

Gross spending and unit costs for 2015 full year in comparison to 2014 full year are as follows:

Mine Operating Costs	($000s)			Cost per tonne Milled ($/t)
	2015	2014	Change %	2015	2014	Change %
Mining Costs	16,266	15,742	3%	9.5	11.6	(18%)
Processing Costs	38,152	35,119	9%	22.3	25.8	(14%)
Overhead	20,866	19,390	8%	12.2	14.3	(15%)
Inventory Adjustments	(367)	(1,103)	(67%)	(0.2)	(0.8)	(75%)
Total mine operating cost	74,917	69,148	8%	43.8	50.9	(14%)
Total tonnes milled (tonnes)	1,714,593	1,358,726	26%

Mining

A total of 3,284,874 tonnes of material (2014 – 3,595,645 tonnes) were mined during the year ended December 31, 2015. Total ore mined was 2,061,730 tonnes (2014 – 1,927,744 tonnes). The strip ratio for the year fell to 0.59 as compared to 0.84 during 2014 due to the benefit of the non-oxide material in the pit being converted from resource to reserve. This conversion to reserves decreased the need to move as many waste tonnes, resulting in lowering the mining cost per tonne milled from $11.6 to $9.5 per tonne, or a decrease of 18%. Higher rainfall during the fourth quarter of 2015 adversely impacted mining conditions resulting in a total of 831,135 tonnes of material mined (Q4 2014 – 969,062 tonnes), including 427,331 tonnes of ore (Q4 2014 – 556,856 tonnes), at a strip ratio of 0.94 (Q4 2014 – 0.74) .

Processing & Engineering

For the year ended December 31, 2015, the plant at the Twangiza Mine processed 1,714,593 tonnes of ore (2014 – 1,358,726 tonnes), representing a 26% increase over the prior year. Increased throughput levels reduced the processing cost per tonne milled from $25.8 per tonne to $22.3 per tonne or a decrease of 14%. Quarterly throughput was fairly consistent throughout the year with slightly higher levels achieved in the third quarter and slightly lower levels achieved in the fourth quarter, reflecting the move from the driest period to the wettest period of the year. Improved mill productivity continued to be assisted by dryer material available aided by the sheltered ROM storage area along with improvements in pre-screening and ore crushing circuits, similar to the latter half of 2014. Recoveries during the year decreased 2.1% from the prior year to an average rate of 80.9% (2014 – 83.0%) driven mainly by the processing of non-oxide material. The processing costs were $3.0 million higher compared to 2014 as a result of the 26% increase in throughput requiring increased mill consumables, partially offset by lower diesel costs.

Sustaining Capital Activities

Throughout 2015, capital spending at Twangiza was focused on upgrades to the mobile fleet and continued construction of the TMF. Mobile fleet upgrades during the year included the purchase of secondary equipment to support mining operations, road maintenance and TMF construction. TMF construction occurred throughout the year with increased activity levels in the second half of the year. TMF construction costs benefited from lower diesel costs and replacing daily hire rental companies with owner operated equipment.

Cash Cost and All-in sustaining costs

Cash costs per ounce for 2015 of $553 per ounce were 19% lower than the prior year of $683 per ounce, primarily due to increased sales of 34,166 ounces, or 34%, from 101,225 in 2014 to 135,391 ounces in 2015 due to increased production over 2014, while production costs only increased by 8%. The all-in sustaining costs decreased from $781 per ounce in 2014 to $657 per ounce in 2015, mainly due to the lower cash costs. Cash costs in the fourth quarter of 2015 were consistent with the fourth quarter of 2014 at $601 per ounce while all-in sustaining costs increased from $689 per ounce in the fourth quarter of 2014 to $745 per ounce in the fourth quarter of 2015 due to higher sustaining capital expenditures.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Cost per ounce sold	($US/ounce)			($US/ounce)
	2015	2014	Change %	Q4 2015	Q4 2014	Change %
Mining Costs	120	156	(23%)	117	157	(25%)
Processing Costs	282	347	(19%)	288	322	(11%)
Overhead	154	190	(19%)	187	209	(11%)
Inventory Adjustments	(3)	(10)	(70%)	9	(96)	(109%)
Total cash costs per ounce	553	683	(19%)	601	592	2%
Total ounces sold (ounces)	135,391	101,225	34%	31,303	29,264	7%
All-in sustaining costs per ounce	657	781	(16%)	745	689	8%

NAMOYA - MINE UNDER CONSTRUCTION

Throughout 2015, Namoya progressed through the development stage with sustained productivity improvements in the fourth quarter culminating in the declaration of commercial production effective January 1, 2016.

Development at Namoya in 2015 began with the installation and commissioning of the agglomeration drum to modify the initial design of the hybrid processing circuit into an agglomerated heap leach circuit. Following the commissioning of the agglomeration drum, upgrades to the processing circuit were carried out throughout the balance of the year in order to increase the throughput and stacking capabilities of the operation. Daily processing and stacking levels consistent with expectations were achieved; however, the utilization of the processing circuit was restricted by the availability of ore from the mining operations due to the delay in the mobile truck fleet due to lack of funds. This shifted the focus from the processing circuit to the mine productivity including ore delivery, which was supplemented with ore from low grade stockpiles. The CIL circuit was not utilized during 2015 as the focus of the operations continued to reach steady state production in the heap leach processing circuit.

Mining operations at Namoya improved throughout the year with continued contributions from new mining equipment beginning late in the second quarter through the end of the year. Namoya mined a total of 4,768,041 tonnes in the year, including 1,179,096 tonnes of ore at an average strip ratio of 3.04. Low excavator availability in the third quarter restricted mining productivity and significantly impacted ore delivery. Availabilities were improved in September with the commissioning of the first component of the larger mining fleet which was followed by the commissioning of the CAT 777s in phases throughout November. The CAT 777 mining fleet was fully commissioned in early December and contributed to moving over 700,000 tonnes of material for the month. The commissioning of the larger mining fleet represented the final step towards Namoya being able to operate in a manner consistent with management expectations.

During 2015, the Namoya mine produced 47,837 ounces of gold from a total of 1,416,179 tonnes of ore, stacked and sprayed on the heap leach pads, at an indicated head grade of 1.88 g/t Au. During the fourth quarter of 2015, Namoya produced 15,901 ounces of gold through the stacking of 383,913 tonnes on the heap leach.

In January 2016, the Namoya operations experienced a disturbance as a result of an incident involving an illegal incursion into the Mwendamboko pit by artisanal miners. The incident was amicably resolved with the support of Maniema provincial government officials and local community leaders, with the artisanal miners having left the pit peacefully. Unfortunately, an individual was killed by the local Police detachment of the National Police of DRC (PNC) outside the mine footprint and prior to the incursion. Some mining equipment was damaged during the incident which impacted operations for the period immediately following the incident; however, repairs were carried out and available resources were redirected to mitigate the impact. Production activities were impacted during the month of February 2016 and returned to expected levels during March 2016.

During 2015, the Company recorded a non-cash impairment charge totalling $84.3 million against the Namoya Mine Under Construction balance in its consolidated financial statements, resulting in a net balance of $388 million as at December 31, 2015. The non-cash impairment charge recorded was due to the aggregate adverse impact of the current period economic performance of Namoya compared to expectations, a decrease in the long term gold price outlook, the build-up of capitalized borrowing costs (interest and dividends directly attributable to the construction of the asset) and pre-commercial operating losses from the extended ramp up due to the delay in financing, the commissioning of the mobile fleet and the redesign of the plant as well as a consolidated enterprise value that is lower than the net assets of the Company.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

Under International Financial Reporting Standards (“IFRS”), in addition to the project development and the associated exploration and evaluation costs, the Mine Under Construction balance includes borrowing costs, depreciation and pre-commercial operating losses. Prior to the recognition of impairment charges in the current year, as at December 31, 2015, the Mine Under Construction balance included over $88 million of borrowing costs, $24 million of depreciation and approximately $38 million of pre-commercial operating losses. The 2015 non-cash impairment charge of $84.3 million was less than the amount of the above indirect project development costs, indicating that the direct Namoya project development costs are recoverable under the prevailing market conditions.

EXPLORATION

The exploration team supported the brownfield drilling carried out at Namoya in the second half of 2015. High grade drill results intersecting significant mineralization were obtained from the first stage of the follow up drill program in the Namoya Summit footwall zone which borders the Filon B target (see Banro’s September 18, 2015 press release) as well as further high grade results from the second phase of the program which resulted in the discovery of the new mineralization zones in the Namoya summit hanging wall areas and the Filon C target (see Banro’s February 24, 2016 press release). A total of 38 RC drill holes representing 3,324 metres were drilled at Filon B, Namoya Summit Footwall zone, and Namoya Summit Main zone. The resource area has been interpreted to have a strike length of 400 metres. It is open to the northwest and southeast, with multiple gold bearing lodes that extend to a depth of 65 metres, and exhibits a pinch and swelling characteristic; widths between 2 and 30 metres down-dip.

A northwest - southeast trending zone of new mineralization (Namoya Summit Hanging Wall zone) has been delineated about 400 metres to the northeast of Namoya Summit Main zone. Mineralization was discovered by trenching and auger drilling over a strike length of almost 700 metres and followed up by RC drilling. A total of 11 RC drill holes, representing 861 metres have been completed in the area. Significant mineralization was intersected including holes NRC129, NRC134, and NRC137. Follow up drilling will be undertaken to fully evaluate this new hanging wall mineralized zone.

Within the Namoya Summit Main pit shell, a new east-west mineralized zone, Filon C, was also discovered by trenching and auger drilling. Five (5) RC drill holes totaling 431 metres have been completed in the area. Significant mineralization intersections include hole NRC100. Follow up drilling will be undertaken to fully determine the strike extension of this new mineralized zone.

Consistent with the Company’s focus on cash flow management during the completion of development at Namoya, exploration work during the year 2015 was limited to near mine resource development at Twangiza and Namoya together with low level exploration and ground maintenance activities in the Twangiza Regional, Kamituga, Lugushwa and Namoya projects. Low level exploration activities included geological mapping, channel and trench sampling, rock chip sampling and limited orientation induced polarization survey works.

To support the Twangiza and Namoya operations, near term exploration will continue to focus on high value brownfield targets to delineate resources that can enhance the medium term economics of the operations.

Qualified Person

Daniel K. Bansah, the Company’s Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this MD&A.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

SELECTED FINANCIAL RESULTS OF OPERATIONS

Selected Financial Data	2015	2014	Change %

Revenues ($000’s)	156,710	125,436	25%
Production costs ($000’s)	(74,917)	(69,148)	8%
Depletion and depreciation ($000’s)	(25,748)	(26,897)	(4%)
Gross earnings from operations ($000’s)	56,045	29,391	91%

General & administration ($000’s)	(12,074)	(11,318)	7%
Finance expenses ($000’s)	(20,195)	(15,623)	29%
Net income before non-cash impairment charge[1]	10,757	320	3262%
Net (loss)/income ($000’s)	(73,543)	320	(23082%)
EBITDA ($000’s)	55,719	44,793	40%
Basic net (loss)/earnings per share ($/share)	(0.29)	0.00	(100%)

(1) This is a Non-IFRS measure adjusting Net loss for impairment charges of $84,300 recognized in 2015. Refer to the Namoya - Mine Under Construction section for additional information.

Revenues

Revenues increased $31.3M, or 25%, in the year ended December 31, 2015 as compared to 2014 as a result of a 34% increase in gold ounces sold, partially offset by lower average realized gold prices. The average gold price received on ounces sold in 2015 was $1,157 per ounce compared to $1,239 per ounce received in 2014. The average realized gold price of $1,157 per ounce was consistent with the average spot price in 2015 of $1,160 per ounce.

Production costs by element

Production Costs	2015	2014	Change		$ /oz Sold
	($000’s)	($000’s)	(%)		2015	2014	Change %
Raw materials and consumables	19,195	16,694	15%		142	165	(14%)
Diesel	12,986	17,747	(27%	)	96	175	(45%)
Salaries	17,785	15,441	15%		131	153	(14%)
Contractors	10,666	9,780	9%		79	97	(19%)
Other overhead	14,652	10,589	38%		108	104	4%
Inventory adjustments	(367)	(1,103)	(67%	)	(3)	(11)	(73%)
Total production costs	74,917	69,148	8%		553	683	(19%)

Production costs, excluding inventory adjustments, for the year ended December 31, 2015 increased about 8% from the prior year, as mine and mill productivity contributed to improved operating efficiencies allowing for increased production of 38% while containing costs. Details of changes in production cost categories are included below:

Raw materials and consumables

Raw materials and consumables increased approximately 15% during the year ended December 31, 2015 as compared to the corresponding period in 2014 as a result of an increase in mill throughput of 26%, increasing the process plant consumables. While the total cost of raw materials and consumables increased, as a result of the increase productivity of Twangiza’ processing operations, the cost per ounce sold decreased by approximately 14%.

Diesel

Diesel costs decreased significantly during the year primarily as a result of favorable market conditions for crude oil which dropped from approximately $96 per barrel in 2014 to $50 per barrel in 2015. As a result of the decrease in the cost of diesel coupled with the aforementioned increases in production, on a per ounce sold basis diesel decreased 45% from 2014 to 2015.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

Salaries

Salaries increased 15% during the year ended December 31, 2015 compared to 2014 primarily due to production related bonuses as well as increased levels of activity in the process plant for the full year. On a cost per ounce sold basis, the increase in costs was offset by a larger increase in production resulting in a decrease in the cost per ounce sold of approximately 14%.

Contractors

Contractors increased 9% in the year ended December 31, 2015 compared to the corresponding period of 2014 as a result of equipment hire being utilized in order to complement internal resources in mining operations and TMF construction. Additional equipment was commissioned in the fourth quarter which reduced the reliance on daily hire equipment. On a per ounce sold basis, contractors decreased by 19% as a result of the increase in costs being offset by higher ounces sold.

Other overhead

Other overhead expense, which includes on-site administrative sundry costs, sales related costs, IT expenses, human resources expenditures, travel and camp costs, increased 38% in the year ended December 31, 2015 compared to the corresponding period of 2014 as a result of the increased levels of production and the resulting sales which increase costs such as refining, freight and royalties as well as higher camp accommodation costs. On a per ounce basis, other overhead expenses increased slightly in 2015 as compared to 2014.

Inventory adjustments

Inventory adjustments decreased in the year ended December 31, 2015 compared to the corresponding period of 2014 as a result of lower per unit production costs, an increase in stockpile inventory while gold-in-process and gold bullion remained consistent.

General and administrative expenses

The table below provides the general and administrative expenses for the years ended December 31, 2015 and 2014.

General & administrative expenses	2015	2014	Change	$/oz Sold
	($000’s)	($000’s)	(%)	2015	2014	Change %
Salaries and employee benefits	3,363	3,102	8%	25	31	(19%)
Consulting, management, and professional fees	1,807	2,106	(14%)	13	21	(38%)
Office and sundry	2,173	1,394	56%	16	14	14%
DRC corporate office	3,715	3,755	(1%)	27	37	(27%)
Depreciation	75	89	(16%)	1	1	0%
Other	941	872	8%	7	9	(22%)
General and administrative expenses	12,074	11,318	7%	89	113	(21%)

Other charges & provisions	11,842	1,141	938%	87	11	691%

General and administrative expenses increased 7% to $12,074 for the year ended December 31, 2015, as compared to $11,318 for the corresponding period in 2014. Details of changes in the general and administrative expenses category are as follows:

Salaries and employee benefits

Salaries and employee benefits increased 8% during the year ended December 31, 2015 as compared to 2014 as a result of the impact of increased number of personnel coupled with the impact of year over year inflationary increases.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

Consulting, management, and professional fees

Consulting, management, and professional fees consist of legal and auditing fees, which decreased to $1,807 for the year ended December 31, 2015, compared to $2,106 for 2014, as a result of the weakening of the Canadian dollar in which many head office services are denominated.

Office and Sundry

Office and sundry increased to $2,173 for the year ended December 31, 2015, compared to $1,394 for 2014, as a result of the additional costs associated with government and filing fees.

DRC corporate office

The DRC corporate office provides in country support for the operations. For the year ended December 31, 2015, DRC regional office support expenses were $3,715 compared to $3,755 in 2014.

Other expenses

Other general and administrative expenses include travel and promotion expenses relating to a publicly traded company and contributions to the Banro Foundation, which increased by 8% in 2015 as compared to 2014.

Finance expenses

Finance expenses increased significantly in the year ended December 31, 2015 compared to 2014, from $15,623 to $20,195, as a result of the Company requiring additional financing in order to provide improved liquidity.

Other charges and provisions

Other charges and provisions were $11,842 for the year ended December 31, 2015 compared to $1,141 in 2014, representing significantly higher fair value losses on financial instruments compared to 2014 as well as provisions for DRC fines and penalties of $6,652 which relate to ongoing matters with various taxation authorities in the DRC relating to the current year and historical years of operations. These matters pertain to the interpretation of tax laws and their interrelationship with the rights provided under the Company’s mining convention. The Company is taking all action available to mitigate the impact of assessments relating to prior periods and to create clarity and understanding to eliminate ongoing differences in interpretation exposure. The Company has provided for amounts that are management’s best estimate and expects that any resulting amounts will likely be settled within the next year. In addition to the provision recorded, the Company has recorded VAT payable under the assessments and the corresponding VAT receivable that the Company is entitled to receive.

Net (loss)/income

The Company’s net loss for the year ended December 31, 2015 was $73,543, compared to net income of $320 in 2014. The net loss in the current year is a result of the recognition of non-cash impairment charges relating to the Namoya Mine Under Construction balance. Adjusting for this non-cash impairment charge, the Company would have recognized net income of $10,757 for the year ended December 31, 2015 as gross earnings from operations continued to contribute significantly to the bottom line while being heavily offset by interest charges and financing costs.

EBITDA

EBITDA for the year ended December 31, 2015 increased 40% compared to the prior year, from $36,675 to $55,719, primarily due to an increase in gold ounces sold while operating expenses were contained, partially offset by increased corporate costs and DRC fines and penalties relating to certain tax matters as referred to above.

EXPLORATION AND DEVELOPMENT PROJECT EXPENDITURES

Exploration and evaluation expenditures

The Company incurred exploration and evaluation expenditures of $9,779 in the year ended December 31, 2015, a decrease of 20% compared to 2014, capitalized as exploration and evaluation assets in the Company’s consolidated statement of financial position. The allocation of such exploration and evaluation expenditures by project was as follows:

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

Exploration and evaluation expenditures	2015	2014	Change
	($000’s)	($000’s)	(%)
Twangiza project	1,516	2,431	(38%)
Namoya project	1,185	1,792	(34%)
Lugushwa project	2,921	3,163	(8%)
Kamituga project	2,924	3,408	(14%)
Banro Congo Mining SARL	1,233	1,425	(13%)
	9,779	12,219	(20%)

As a part of managing costs across the Company, exploration work has been reduced and some support activities continue to be redirected to assist the operations as the Company transitions primarily to an operations focused company in the near term.

Mine development expenditures

During 2015, the Company incurred development expenditures of $58,054 (2014 - $77,055), net of pre-production revenue of $53,318, with respect to the development of the Namoya mine, which are capitalized in the consolidated statement of financial position as the mine under construction asset. These balances do not include the impact of the non-cash impairment charges recognized with respect to the Namoya Mine Under Construction asset.

Mine Development Expenditures	2015	2014	Change
	($000’s)	($000’s)%
Mine development expenditures	111,372	98,742	13%
Pre-commercial production revenue	(53,318)	(21,687)	146%
Net expenditures	58,054	77,055	(25%)

Mine development expenditures relate to project capital, pre-operating expenses and capitalized interest. Included in the $58,054 of mine development expenditures is $7,657 of depreciation and $24,000 of capitalized borrowing costs. Pre-commercial production revenue at Namoya consists of revenue from the sale of 47,409 ounces of gold sold at an average price of $1,125 per ounce, an average price lower than the average market price due to the recognition of ounces sold in relation the Namoya stream financing being recognized based on an implied value per ounce.

SUMMARY OF QUARTERLY RESULTS

The following table sets out certain unaudited interim consolidated financial information of the Company for each of the quarters of fiscal 2015 and 2014. This financial information has been prepared using accounting policies consistent with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by IASB.

	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014

Revenues	34,606	38,504	42,597	41,003	35,178	33,285	26,534	30,439
Gross earnings from operations	9,374	15,420	14,529	16,722	10,966	8,093	4,292	6,040
Net (loss)/income before impairment charge[1]	(8,346)	10,789	1,534	6,780	272	3,750	(2,998)	(704)
Net (loss)/income	(19,446)	(12,211)	(48,666)	6,780	272	3,750	(2,998)	(704)
(Loss)/earnings per share, basic ($/share)	(0.08)	(0.05)	(0.19)	0.03	0.00	0.01	(0.01)	0.00
(Loss)/earnings per share, diluted ($/share)	(0.08)	(0.05)	(0.19)	0.03	0.00	0.01	(0.01)	0.00

(1) This is a Non-IFRS measure adjusting Net loss for impairment charges of $11,100, $23,000 and $50,200 recognized in Q4, 2015, Q3 2015 and Q2 2015, respectively. Refer to the Namoya - Mine Under Construction section for additional information.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

The Company recorded revenue of $34,606 for the three month period ended December 31, 2015 and a net loss of $14,770. Revenue for the three month period ended December 31, 2015 was lower than the prior quarter primarily due to a lower realized gold price combined with lower ounces sold. Lower revenue lead to lower gross earnings as operating costs including depreciation increased slightly. During the fourth quarter of 2015, a non-cash impairment charge of $11,100 relating to the Mine Under Construction asset, non-cash losses on derivative financial instruments, as well as the provisions for certain tax related items resulted in a net loss for the period. Net loss before impairment charge decreased from net income before impairment charges in the third quarter of 2015 as a result of the net impact of fair value gains and losses on financial instruments.

The Company recorded revenue of $38,504 for the three month period ended September 30, 2015 and a net loss of $12,211. Revenue for the three month period ended September 30, 2015 was lower than the prior quarter primarily due to a lower realized gold price combined with lower ounces sold, while gross earnings increased due to lower operating costs including depreciation. During the third quarter of 2015, a non-cash impairment charge of $23,000 relating to the Mine Under Construction asset resulted in a net loss for the period. Net income before impairment charge increased from the second quarter of 2015 as a result of lower production costs and the net impact of fair value gains and losses on financial instruments.

The Company recorded revenue of $42,597 for the three month period ended June 30, 2015 and a net loss of $48,666. Revenue for the three month period ended June 30, 2015 was higher than the prior quarter due to an increase in gold ounces sold due to the timing of gold sales and was partially offset by a lower gold price per ounce at Twangiza, while gross earnings from operations decreased as a result of increases in operating costs. During the second quarter of 2015, a non-cash impairment charge of $50,200 relating to the Mine Under Construction asset resulted in a significant net loss.

The Company recorded revenue of $41,003 for the three month period ended March 31, 2015 and a net income of $6,780. Revenue and gross earnings from operations for the three month period ended March 31, 2015 were higher than the prior quarter due to an increase in productivity resulting in a reduction in unit costs and an increase in ounces of gold sold from improved production at Twangiza. The increase in net income was driven by increased gross earnings from operations being partially offset by increased general and administrative and finance costs.

The Company recorded revenue of $35,178 for the three month period ended December 31, 2014 and a net income of $272. Revenue and gross earnings from operations for the three month period ended December 31, 2014 were higher than the prior quarter due to an increase in productivity resulting in a reduction in unit costs and an increase in ounces of gold sold from improved production at Twangiza. The decrease in net income in the fourth quarter was driven by increased finance costs and losses from the re-valuation of financial instruments.

The Company recorded revenue of $33,285 for the three month period ended September 30, 2014 and a net income of $3,750. Revenue and gross earnings from operations for the three month period ended September 30, 2014 were higher than the prior quarter due to there being approximately 6,460 more ounces of gold sold in the third quarter of 2014 from improved production at Twangiza. Increase in net income in the third quarter was driven by higher gross earnings from operations, and gains from the re-valuation of financial instruments partially offset by higher general and administrative expenses and interest costs.

The Company recorded revenue of $26,534 for the three month period ended June 30, 2014 and a net loss of $2,998. Revenue and gross earnings from operations for the three month period ended June 30, 2014 were lower than the prior quarter due to there being approximately 4,000 more ounces of gold sold in Q1 2014 due to gold produced in December 2013 and sold in January 2014. In addition to the lower gross earnings from operations, increased general and administrative expenses were incurred as a result of increased legal and shareholder services that resulted from dissident shareholder nominations for the election of directors, which were subsequently withdrawn, in connection with the annual shareholders’ meeting.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2015, the Company had cash and cash equivalents of $2,262 compared to cash and cash equivalents of $1,002 as at December 31, 2014. As a result of the minimal liquidity available as at December 31, 2014, and the Company’s need to continue to fund operations until production from Namoya reached commercial production levels, it was necessary to carry out gross financings of $57 million in the form of gold forward sales, $50 million in April 2015 in the form of a gold stream relating to the Namoya Mine and $9 million in loans.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

During the year ended December 31, 2015, the Company spent $10,407 in cash for exploration and evaluation expenditures and $36,026 in cash (net of pre-production revenue) for the development of the Namoya mine (compared to $8,658 spent on exploration and evaluation expenditures and $49,031 spent on the development of the Namoya mine during 2014). In addition, during 2015, the Company spent $25,004 on capital assets (compared to $15,754 spent during 2014) to carry on its projects in the DRC. The Company elected not to declare the September 2015 and December 2015 dividends on the gold-linked preference/preferred shares issued in 2013. The accrued amount in respect of these dividends was $1,875 as at December 31, 2015.

In February 2015, the Company signed definitive agreements for two gold forward sale transactions relating to the Twangiza mine and a gold streaming transaction relating to the Namoya mine, providing total gross proceeds to the Company of $90 million. Each of the two forward sale transactions provided for the prepayment by the purchaser of $20 million for its purchase of 22,248 ounces of gold from the Twangiza mine, with the gold deliverable over three years, at 618 ounces per month. The first $20 million forward sale closed on February 27, 2015 and the second $20 million forward sale closed on April 30, 2015. The terms of the forward sales provide that they may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 20%. The terms of the forward sales also included a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,100 per ounce for that month. The Namoya streaming transaction, which closed on April 20 2015, provided for the payment by the purchaser of a deposit in the amount of $50 million and the delivery to the purchaser over time of 8.33% of the life-of-mine gold production from the Namoya mine (or any other projects located within 20 kilometres from the current Namoya gold mine). The ongoing payments to Namoya upon delivery of the gold are $150 per ounce. In connection with the closing of these financing transactions, the Company extinguished all of the outstanding backstop facility notes issued in the third and fourth quarters of 2014 for approximately $40.7 million. In September 2015, the Company amended the second forward sale agreement and received an additional $7 million prepayment for the delivery of 8,481 ounces of gold, at 257 ounces per month starting January 2016. In January 2016, the Company further amended the second forward sale agreement and received an additional $3.48 million prepayment and revised the deliveries of 257 ounces per month to 381 ounces per month starting in January 2016.

In the second quarter of 2015, the Company closed a $10 million forward sale to finance the purchase of the expanded mobile fleet. The forward sale transaction provided for the prepayment by the purchaser of $10 million for its purchase of 9,508 ounces of gold from the Twangiza mine, with the gold deliverable over two years, at 396 ounces per month. The forward sale may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 13%. The terms of the forward sale also include a gold floor price mechanism whereby, if the gold price falls below $1,150 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,150 per ounce for that month.

In the third quarter of 2015, the Company closed a $9 million loan facility (together with the $7 million gold forward sale referred to above) following repayments of other existing facilities during the year, to allow for increased working capital at both Namoya and Twangiza ahead of the onset of the rainy season, in order to secure production activities and for the continued ramp-up of Namoya. In the fourth quarter of 2015, the Company drew down a $2.5 million loan facility that was made available in connection with the $9 million facility closed in the third quarter of 2015.

In February 2016, the Company closed the $67.5 million gold streaming transaction relating to the Twangiza mine with RFWB, the $22.5 million term loan funded by RFWB and Gramercy, and the $8.75 million equity private placement to RFWB. With the completion of these transactions, the Company extinguished certain gold forward sale agreements entered into in February and April 2015 for approximately $31.8 million and deposited $26.23 million with the trustee for the payment of interest on the Company’s senior notes until their maturity in March 2017.

The Twangiza Transaction provided for the payment by the purchaser of a deposit in the amount of US$67.5 million and the delivery to the purchaser over time of a certain percentage (the “Entitlement Percentage”) of the life-of-mine gold production (effective January 1, 2016) from the Twangiza mine, or any other projects located within 20 kilometres from the current Twangiza gold mine, based on the gold price at the time of delivery. The Entitlement Percentage is 11% based on a gold price between $1,150 and $1,500 per ounce, 12.5% based on a gold price of less than $1,150 per ounce, and 9.5% based on a gold price greater than $1,500 per ounce. When total gold production from the Twangiza mine has reached 1.14 million ounces from the commencement of the stream, the Entitlement Percentages above will be reduced by 50%. The ongoing payments by the purchaser to Twangiza upon delivery of the gold are $150 per ounce. At any time after the third anniversary of the closing of the Twangiza Transaction, Twangiza may, at its discretion, terminate the stream by paying to the purchaser in cash a buyback price equal to an amount which would result in the purchaser achieving an implied internal rate of return of 17.5% on the cash flows arising from the stream during the period from the closing of the Twangiza Transaction to the date that is 12 months following the date of payment of the buyback price.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

The term loan facility represents a loan of $22.5 million with an initial maturity date of November 30, 2016, but which may be extended until November 30, 2020 provided certain financial tests are met. The facility bears interest at a rate of 8.5% per annum for the first two years of the term and then at a rate of the 3 month LIBOR rate plus 8.0% for the last two years of the term, with the interest payable quarterly and the principal repayable in full at the end of the term of the facility. The loan may be prepaid at any time without penalty. At any time following the second anniversary of the loan, the lenders may require repayment. Banro has issued to the lenders a total of 10 million common share purchase warrants (“Warrants”) of Banro (5 million Warrants each to RFWB and to Gramercy in proportion to their advance of the term loan), with each such Warrant entitling the holder to purchase one common share of Banro at a price of $0.2275 for a period of three years.

Under the private placement transaction, Banro issued 50,000,000 common shares and 2.5 million Warrants to RFWB, for total gross proceeds to the Company of $8.75 million. These Warrants have the same terms as the Warrants issued under the term loan transaction as set forth above. RFWB holds approximately 16.6% of the outstanding common shares of Banro following completion of this private placement. For so long as RFWB holds at least 10% of the outstanding common shares of Banro, RFWB has the right to nominate one person for election to the Banro board of directors at the annual shareholders meeting.

As a result of restrictive covenants in the indenture under which the Company’s outstanding $175,000 in aggregate principal amount of senior secured notes (“Notes”) were issued, the Company’s ability to incur additional debt is currently limited. Should the Company experience production shortfalls at Twangiza or Namoya, suspension or delays in the receipt of goods and services, equipment breakdowns, or should the price of gold decrease further, the Company will explore all available options to continue reducing operating costs, manage cash flows and secure additional funding.

CONTRACTUAL OBLIGATIONS

The Company’s contractual obligations as at December 31, 2015 are described in the following table:

Contractual Obligations	Payments due by period
		Less than	One to three	Four to five
	Total	one year	years	years
	($000’s)	($000’s)	($000’s)	($000’s)
Operating leases	1,000	406	594	-
Finance lease	3,919	2,537	1,382	-
Bank loans	14,933	11,921	3,012	-
Derivative instruments	53,767	28,763	25,004	-
Long-term debt - 2012 Offering	175,000	-	175,000	-
Interest on long-term debt - 2012 Offering[1]	26,230	17,500	8,730	-

(1) The Company has deferred the funds required for these interest payments.

RELATED PARTY TRANSACTIONS

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the years ended December 31, 2015 and 2014 was as follows:

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

	Year Ended December 31,
	2015	2014
	($000’s)	($000’s)
Short-term employee benefits	3,338	2,980
Share-based payments	583	609
Other benefits	68	73
Employee retention allowance	253	220
	4,242	3,882

During the year ended December 31, 2015, directors fees of $316 were incurred for non-executive directors of the Company (2014 - $378). As of December 31, 2015, $109 was included in accrued liabilities as a payable to key management.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Annual Financial Statements included the following:

Provision for closure and reclamation

The Company’s operation is subject to environmental regulations in the DRC. Upon establishment of commercial viability of a site, the Company estimates the cost to restore the site following the completion of commercial activities and depletion of reserves. These future obligations are estimated by taking into consideration closure plans, known environmental impacts, and internal and external studies, which estimate the activities and costs that will be carried out to meet the decommissioning and environmental rehabilitation obligations. The Company records a liability and a corresponding asset for the present value of the estimated costs of legal and constructive obligations for future mine rehabilitation. During the mine rehabilitation process, there will be a probable outflow of resources required to settle the obligation and a reliable estimate can be made of those obligations. The present value is determined based on current market assessments using the risk-free rate of borrowing which is approximated by the yield of government bonds with a maturity similar to that of the mine life. The discounted liability is adjusted at the end of each period with the passage of time. The provision represents management’s best estimate of the present value of the future mine rehabilitation costs, which may not be incurred for several years or decades, and, as such, actual expenditures may vary from the amount currently estimated. The decommissioning and environmental rehabilitation cost estimates could change due to amendments in laws and regulations in the DRC. Additionally, actual estimated costs may differ from those projected as a result of a change over time of actual remediation costs, a change in the timing for utilization of reserves and the potential for increasingly stringent environmental regulatory requirements.

Impairment

Assets, including property, plant and equipment, exploration and evaluation and mine under construction, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts, which is the higher of fair value less cost of disposal and value in use. The assessment of the recoverable amounts often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Mineral reserves and resource estimates

Mineral reserves and resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s mineral properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. This exercise requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, mine under construction assets, property, plant and equipment, recognition of deferred tax assets, and expenses.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the stock option.

The model inputs for stock options granted during the year ended December 31, 2015 included:

December 31, 2015
Risk free interest rate	0.46% - 1.00%
Expected life	3 years
Annualized volatility	85.64 - 93.46%
Dividend yield	0.00%
Forfeiture rate	2.00%
Grant date fair value	$0.09 - $0.25

Depreciation of mining assets

The Company applies the units of production method for amortization of its mine assets in commercial production based on reserve ore tonnes mined. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves to be amortized under this method. Factors that are considered in determining reserves are the economic feasibility of the reserves, expected life of the project and proven and probable mineral reserves, the complexity of metallurgy, markets and future developments. Estimates of proven and probable reserves are prepared by appropriately qualified persons in extraction, geology and reserve determination. When these factors change or become known in the future, such differences will impact profits and the carrying value of assets.

Depreciation of property, plant and equipment

Each property, plant and equipment life, which is assessed annually, is assessed for both its physical life limitations and the economic recoverable reserves of the property at which the asset is used. For those assets depreciated on a straight-line basis, management estimates the useful life of the assets. These assessments require the use of estimates and assumptions including market conditions at the end of the assets useful life. Asset useful lives and residual values are re-evaluated annually.

Commercial production

Prior to reaching pre-determined levels of operating capacity intended by management, costs incurred are capitalized as part of mines under construction and proceeds from sales are offset against capitalized costs. Depletion of capitalized costs for mining properties begins when pre-determined levels of operating capacity intended by management have been reached. Management considers several factors in determining when a mining property has reached levels of operating capacity intended by management, including:

•	when the mine is substantially complete and ready for its intended use;
•	the ability to produce a saleable product;
•	the ability to sustain ongoing production at a steady or increasing level;
•	the mine has reached a level of pre-determined percentage of design capacity;
•	mineral recoveries are at or near the expected production level, and;
•	the completion of a reasonable period of testing of the mine plant and equipment.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

When a mine development project moves into the production stage, the capitalization of certain mine development and construction costs cease. Subsequent costs are either regarded as forming part of the cost of inventory or expensed. However, any costs relating to mining asset additions or improvements or mineable reserve development are assessed to determine whether capitalization is appropriate.

Provisions and contingencies

The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant laws and other appropriate requirements.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are a few circumstances that would warrant a test for impairment, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the consolidated statement of comprehensive (loss)/income during the period the new information becomes available.

Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

Functional and presentation currency

Judgment is required to determine the functional currency of the parent and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

Financial instruments

The Company makes judgments with respect to the timing of the extinguishment of financial instruments. These judgments are continuously evaluated and are based on the underlying nature of each financial instrument.

With respect to financial instruments related to commodities, the Company made judgments with regards to their appropriate recognition and presentation based on the intent of the arrangement, the option to settle in cash and the impact of the Company’s quantity and timing of expected future production.

NEWLY APPLIED ACCOUNTING STANDARDS

The following amended standards were applied as of January 1, 2015:

•	IFRS 8, “Operating Segments” (amendment); and
•	IAS 24, “Related Party Disclosures” (amendment).

The adoption of these amended standards did not have a significant impact on the Company’s consolidated financial statements.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is intended to reduce the complexity for the classification, measurement, and impairment of financial instruments. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.

Amendments to IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), and IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) were published by the IASB in December 2014. The amendments define the application of the consolidation exception for investment entities. They are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of these standards on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014 and will replace IAS 18 Revenue and IAS 11 Construction Contracts and related interpretations. IFRS 15 provides a more detailed framework for the timing of revenue recognition and increased requirements for disclosure of revenue. IFRS 15 uses a control-based approach to recognize revenue which is a change from the risk and reward approach under the current standard. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016 and will replace IAS 17 Leases. IFRS 16 specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The mandatory effective date is for annual periods beginning on or after January 1, 2019. The Company is evaluating the impact of this standard on its consolidated financial statements.

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) were issued by the IASB in December 2014. The amendments clarify principles for the presentation and materiality consideration for the financial statements and notes to improve understandability and comparability. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard on its consolidated financial statements.

Amendments to IAS 16, Property, Plant and Equipment (“IAS 16”) were issued by the IASB in May 2014. The amendments prohibit the use of a revenue-based depreciation method for property, plant and equipment as it is not reflective of the economic benefits of using the asset. They clarify that the depreciation method applied should reflect the expected pattern of consumption of the future economic benefits of the asset. The amendments to IAS 16 are effective for annual periods beginning on or after January 1, 2016 The Company is evaluating the impact of this standard on its consolidated financial statements.

Amendments to IAS 38 Intangible Assets (“IAS 38”) were issued by the IASB in May 2014. The amendments prohibit the use of a revenue-based depreciation method for intangible assets. Exceptions are allowed where the asset is expressed as a measure of revenue or revenue and consumption of economic benefits for the asset are highly correlated. The amendments to IAS 38 are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard on its consolidated financial statements.

FINANCIAL INSTRUMENTS

Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, trade and other receivables, bank loans, and trade and other payables approximate fair value due to their short-term nature.

Fair value hierarchy

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it does not typically enter into such arrangements.

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs, South African rand, British pounds, Australian dollars and European euros. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive (loss)/income. During the years ended December 31, 2015 and 2014, the Company recorded foreign exchange losses of $47 and $442, respectively, due to the variation in the value of the United States dollar relative to other currencies. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. See Note 31(c) of the Annual Financial Statements for additional details.

Credit Risk

Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents and trade and other receivables. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada and the DRC. The sale of goods exposes the Company to the risk of non-payment by customers. Banro manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Should the Company experience production shortfalls at Twangiza, delays in ramp up at Namoya, equipment breakdowns, or delays in completion schedules, or should the price of gold decrease further, the Company may need to further examine funding options. See Note 31(e) of the Annual Financial Statements for additional details.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices, interest rate and share based payment costs.

Foreign Operations and Political Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company’s assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain required financing because of the perceived investment risk.

Access to Capital Markets and Indebtedness Obligation Risk

In March 2012, the Company closed a $175,000 debt financing, which included the issuance by the Company of $175,000 aggregate principal amount of senior secured notes (“Notes”) with an interest rate of 10% and a maturity date of March 1, 2017. As a result of this financing, together with additional financings carried out, the Company has a significant amount of indebtedness and other liabilities and obligations (collectively “Obligations”). The Company’s high level of Obligations could have important adverse consequences, including: limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; requiring a substantial portion of the Company’s cash flows to be dedicated to Obligations service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the Company’s vulnerability to general adverse economic and industry conditions; limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes; placing the Company at a disadvantage compared to other, less leveraged competitors; and increasing the cost of borrowing.

Banro’s inability to generate sufficient cash flows to satisfy its Obligations would materially and adversely affect the Company’s financial position and results of operations. If the Company cannot make scheduled payments on its Obligations, the Company will be in default and holders of the Obligations could declare all outstanding amounts to be due and payable, and the Company could be forced into bankruptcy or liquidation.

The indenture under which the Notes were issued, as well as other financing agreements the Company is a party to, contain a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest. A breach of the covenants under these agreements could result in an event of default. In the event the repayment of indebtedness is accelerated under these agreements, Banro may not have sufficient assets to repay that indebtedness. As a result of these restrictions, Banro may be: limited in how it conducts its business; unable to raise additional debt or equity financing to operate during general economic or business downturns; or unable to compete effectively or to take advantage of new business opportunities. These restrictions may affect the Company’s ability to grow in accordance with its strategy.

Exploration and Development Risk

Certain of the Company’s properties are in the exploration or development stage only and have not commenced commercial production. The Company currently does not generate income from properties under exploration and development. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company’s exploration or development programs will result in a profitable commercial mining operation.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

Mineral Reserve and Mineral Resources Estimates Risk

The Company’s mineral resources and mineral reserves are estimates and no assurance can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Environmental, Health and Safety Risk

The Company’s mining operation, exploration and development activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety and other related hazards and risks normally incident to gold mining operations, exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. A breach of such laws and regulations may result in significant fines and penalties. The Company intends to fully comply with all environmental and safety regulation applicable in the DRC and comply with prudent international standards.

Commodity Price Risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company’s properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold.

Reference is made to the Company’s annual information form dated March 28, 2016 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at March 28, 2016, the Company had outstanding 302,159 common shares, 116 series A preference shares, 1,200 series B preference shares, stock options to purchase an aggregate of 21,535 common shares, 8,400 warrants (with each such warrant entitling the holder to purchase one common share of the Company at a price of $6.65 until March 1, 2017), additional warrants entitling the holders to purchase a total of 13,300 common shares of the Company at a price of Cdn$0.236 per share until August 18, 2017, and 12,500 warrants (with each such warrant entitling the holder to purchase one common share of the Company at a price of $0.2275 until February 25, 2019). Reference is also made to the private placement completed in February 2014, pursuant to which preferred shares of two subsidiaries of the Company were issued. At the option of the holders of such preferred shares and at any time before the maturity date of such preferred shares of June 1, 2017, the holders are entitled to exchange their preferred shares into 63,000 common shares of the Company at a strike price of $0.5673 per common share

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2015 management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2015, the disclosure controls and procedures were ineffective due to the identification of a material weakness in the segregation of duties as discussed in the internal control over financial reporting section below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2015, the Company’s Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework of 2013. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2015, the Company’s internal control over financial reporting was ineffective due to a material weakness relating to segregation of duties.

With respect to segregation of duties, management has concluded that there was a material weakness in internal controls over financial reporting relating to segregation of duties, including within the SAP accounting system being inadequate for multiple individuals within the Company. This gives these individuals the ability to prepare and post journal entries across all account balances in the subsidiaries they had access to. Additionally, some individuals could prepare and post journal entries across all balances within the Company. While the Company relies on manual controls over financial reporting, this specific access privilege nullified the effectiveness of management’s review procedures and existing non-information technology general controls (“ITGC”) segregation of duties within the Company’s control framework. Management is currently in the process of reviewing and revising access privileges within the SAP accounting system from standard SAP user roles to address this issue. During 2015, management has focused their efforts on remediating the material weaknesses identified during 2014, in ITGC and in the internal controls over financial reporting relating to the preparation and review of the statement of cash flow and sufficiency of documentary evidence supporting the precision of review over the completeness and accuracy of inputs, assumptions and formulas included in the impairment models.

During 2015, management has focused their efforts on remediating the material weaknesses identified during 2014, in ITGC and in the internal controls over financial reporting relating to the preparation and review of the statement of cash flow and sufficiency of documentary evidence supporting the precision of review over the completeness and accuracy of inputs, assumptions and formulas included in the impairment models.

The Company is required under Canadian securities laws to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

With respect to ITGC in 2014, in the first half of 2014, the Company embarked on a SAP implementation that was fully operational by Q3 2014. The intention of the system implementation was to improve the business processes on both an operational control basis and ITGC basis. Due to limited resources and change in personnel responsible for the SAP implementation, the Company focused its efforts on system implementation and training but fell short of properly implementing the new ITGC features in the second half of 2014, which was deemed a material weakness due to ineffective controls over access security and change management resulting in a potential impact on the reliability of information produced by the system. During the first half of 2015, management engaged external consultants in conjunction with internal resources to implement enhanced controls over access security and change management. The evaluation of these controls was completed in the fourth quarter of 2015, concluding that the implemented controls are effective and the material weakness was deemed remediated.

With respect to internal controls in 2014 over the preparation and review of the statement of cash flow, it came to management’s attention that the accounting treatment of a deferred revenue transaction first accounted for in 2013 should have been classified in the consolidated statement of cash flow as operating and investing activities instead of financing activities. The Company restated the statement of cash flow as disclosed in note 34 of the Company’s 2014 Annual Consolidated Financial Statements for the year ended December 31, 2014. As a result, the Company concluded that a material weakness in internal controls over the preparation and review of the statement of cash flow existed given the application of this inappropriate accounting treatment in 2014. During 2015, management has improved their process over the preparation of the consolidated statement of cash flow to ensure completeness and accuracy of transactions reported, concluding that the material weakness was deemed remediated.

With respect to internal controls in 2014 over the sufficiency of documentary evidence supporting the precision of review over the completeness and accuracy of inputs, assumptions and formulas included in the impairment models, it came to management’s attention that the level of documentary evidence supporting the precision of the review was insufficient to appropriately evidence the precision to which management reviewed the impairment models. During 2015, management has enhanced the documentary evidence of their controls to support the precision of review over the completeness and accuracy of inputs, assumptions, and formulas included in the impairment models, concluding that the material weakness was deemed remediated.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

The effectiveness of Banro’s internal control over financial reporting as at December 31, 2015 has been audited by Deloitte LLP, Banro’s independent auditors.

It should be noted that a control system, including the Company’s disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company’s disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

NON-IFRS MEASURES

Management uses cash cost to monitor financial performance and provide additional information to investors and analysts. Cash cost does not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As cash cost does not have a standardized meaning, it may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association which included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion. Cash cost per ounce is determined on a sales basis.

Cash Cost	Q4 2015	Q4 2014	Q3 2015	2015	2014
	($000’s)	($000’s)	($000’s)	($000’s)	($000’s)
Mine operating expenses	25,232	24,212	23,084	100,665	96,045
Less: Depletion and depreciation	(6,416)	(7,466)	(5,821)	(25,748)	(26,897)
Total cash costs	18,816	16,746	17,263	74,917	69,148
Gold sales (oz)	31,303	29,264	34,467	135,391	101,225
Cash cost per ounce ($/oz)	601	572	501	553	683

The Company defines all-in sustaining costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion plus all sustaining capital costs (excluding exploration). All-in sustaining cost per ounce is determined on a sales basis.

All-In Sustaining Cost	Q4 2015	Q4 2014	Q3 2015	2015	2014
	($000’s)	($000’s)	($000’s)	($000’s)	($000’s)
Mine operating expenses	25,232	24,212	23,084	100,665	96,045
Less: Depletion and depreciation	(6,416)	(7,466)	(5,821)	(25,748)	(26,897)
Total cash costs	18,816	16,746	17,263	74,917	69,148
Sustaining capital	4,507	2,844	2,262	14,096	9,945
All-in cash costs	23,323	19,590	19,525	89,013	79,093
Gold sales (oz)	31,303	29,264	34,467	135,391	101,225
All-in cash cost per ounce ($/oz)	745	669	566	657	781

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the average price per ounce of gold sold during the reporting period.

Banro calculates EBITDA as net income or loss for the period excluding: interest, income tax expense, and depreciation and amortization. EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently. A reconciliation between net profit for the period and EBITDA is presented below:

EBITDA	Q4 2015	Q4 2014	Q3 2015	2015	2014
	($000’s)	($000’s)	($000’s)	($000’s)	($000’s)
Net (loss)/income	(19,446)	272	(12,211)	(73,543)	320
Interest and Financing Costs	3,315	1,686	3,686	18,739	12,370
Taxes	400	-	-	400	-
Depletion and depreciation	6,430	7,505	5,834	25,823	26,985
Impairment	11,100	-	23,000	84,300	-
EBITDA	1,799	9,463	20,309	55,719	39,675

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

This MD&A has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, the Company uses the terms "measured", "indicated" and "inferred" resources. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineral deposits that do not constitute "reserves" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this MD&A, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, any reserve and resource estimates contained in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that "reserves" calculated in accordance with Canadian standards may not be "reserves" under the SEC standards.

U.S. investors are urged to consider closely the disclosure in the Company’s Form 40-F Annual Report (File No. 001-32399), which may be secured from the Company, or from the SEC’s website at http://www.sec.gov